UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Midas, Inc.

(Name of Subject Company)

Midas, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Alvin K. Marr, Esq.

Senior Vice President, General Counsel & Secretary

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

(630) 438-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Carol Anne Huff, Esq.

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on March 28, 2012, by Midas, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gearshift Merger Corp. (“Acquisition Sub”), a Delaware corporation and subsidiary of TBC Corporation (“Parent”), a Delaware corporation, to purchase all of Midas, Inc.’s outstanding Shares for $11.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated March 28, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraphs in the subsection captioned under the heading “U.S. Antitrust Laws” with the following paragraphs:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. On March 30, 2012, early termination of the waiting period under the HSR Act was granted.

Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as the last paragraphs of the subsection captioned “Certain Litigation.”

“On March 28, 2012, Rod Sowder, alleging himself to be a stockholder of the Company, filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware (the “Sowder Complaint”) against all members of the Board, the Company, Parent and Acquisition Sub. The Sowder Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders by failing to take steps to maximize the value of the Company to its public stockholders, and alleges that Parent and Acquisition Sub aided and abetted the breach of fiduciary duty. The suit seeks equitable relief, including an injunction of the Offer and the Merger and unspecified damages and also seeks the costs of the action, including reasonable attorneys’ and experts’ fees. The Company believes the allegations are without merit and intends to defend the action vigorously. The foregoing summary of the Sowder Complaint does not purport to be complete and is qualified in its entirety by reference to the Sowder Complaint, which is filed as Exhibit (a)(24) to this Schedule 14D-9.

On March 30, 2012, Alan Kahn, alleging himself to be a stockholder of the Company, filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware (the “Kahn Complaint”) against all members of the Board, the Company, Parent and Acquisition Sub. The Kahn Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders by putting their personal interests above those of the Stockholders, failing to take adequate measures to ensure that Stockholders’ interests are properly protected, and by failing to take steps to maximize the value of the Company to its public stockholders. The Kahn Complaint also alleges that this Schedule 14D-9 fails to disclose all material information necessary for the Stockholders to make an informed decision with respect to the proposed transaction. The Kahn Complaint further alleges that Parent and Acquisition Sub aided and abetted the alleged breaches of fiduciary duty. The suit seeks equitable relief, including an injunction of the Offer and the Merger and unspecified damages, an accounting of damages and also seeks the costs of the action, including attorneys’ and experts’ fees and expenses and pre- and post- judgment interest, if applicable. The Company believes the allegations are without merit and intends to defend the action vigorously. The foregoing summary of the Kahn Complaint does not purport to be complete and is qualified in its entirety by reference to the Kahn Complaint, which is filed as Exhibit (a)(25) to this Schedule 14D-9.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(24)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Rob Sowder v. Alan D. Feldman, Robert R. Schoeberl, Thomas L. Bindley, Archie R. Dykes, Jarobin Gilbert, Jr., Diane L. Routson, Midas, Inc., TBC Corporation and Gearshift Merger Corp.

(a)(25)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Alan R. Kahn v. Midas, Inc., Alan D. Feldman, Thomas L. Bindley, Archie R. Dykes, Jarobin Gilbert Jr., Diane L. Routson, Robert R. Schoeberl, TBC Corporation and Gearshift Merger Corp.

(a)(26)	Joint Press Release dated April 2, 2012 (incorporated by reference to Exhibit (a)(1)(I) of Amendment No. 1 to the Schedule TO filed by TBC Corporation and Gearshift Merger Corp. on April 2, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MIDAS, INC.

By:	/s/ William M. Guzik
Name: William M. Guzik
Title: Executive Vice President and Chief Financial Officer

Dated: April 2, 2012

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